                                                                    Exhibit 99.1
[VIVENDI UNIVERSAL LOGO]

                               PTC ARBITRATION



Paris, January 19th, 2005 - At the request of Elektrim Teleckommunikacja ("Telco") a preliminary injunction was obtained on December 30, 2004, from the Warsaw Regional Court, 16th Business Department, thus barring the Management Board of PTC from making any modification to the PTC share register, until such time that a full adjudication on the merits brought by Telco before the Polish courts over the question of the ownership of the PTC shares is issued. Deutsche Telekom and Elektrim have just appealed this preliminary injunction.

This preliminary injunction follows the issuance on November 26, 2004 by the arbitral tribunal in Vienna of an award which determined that:

- the transfer of the PTC shares by Elektrim to Telco in 1999 was "ineffective" and that the shares were deemed never to have left Eletkrim.

- Elektrim was allowed a period of two months from the notification of the award to recover the PTC shares that were transferred in 1999, failing which Elektrim would be in default under the PTC shareholders agreement: in which hypothesis, it cannot be excluded that Deutsche Telekom argue that it has a right to exercise a call option based on the net asset value of the shares that Elektrim might eventually recover.

-       The arbitral tribunal also declared that it had no jurisdiction over
        Telco: consequently, Telco is under no obligation to part with the PTC shares.


Numerous polish and international legal opinions support the position of Vivendi Universal that the arbitral award is unenforceable against Telco and PTC. Telco, whom Vivendi Universal is a 49% shareholder of, has engaged all means to legally protect its participation in PTC.

                                    * * *
Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

Important Disclaimer:
---------------------
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that any outcome of the notices of grievance discussed above may not be the result expected, in addition to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.




Media                                   Inverstor relations
Paris                                   Paris
Antoine Lefort                          Daniel Scolan
+33 (0) 1 71 71 11 80                   +33 (0) 1 71 71 32 91
Agnhs Vitillart                         Laurence Daniel
+33 (0) 1 71 71 30 82                   +33 (0) 1 71 71 12 22
Alain Delrieu
+33 (0) 1 71 71 10 86                   New york
                                        Eileen McLaughlin
New York                                +(1) 212 572 8961
Flavie Lemarchand-Wood
+(212) 572 1118